

Bee (Bryanda) Law · 2nd

 **Quirktastic**

Founder and CEO of Quirktastic

Concord, North Carolina, United States · 500+ connections ·

Contact info

Experience



Founder and CEO
Quirktastic
Jan 2017 – Present · 3 yrs 8 mos
San Francisco Bay Area

Quirktastic is a social networking and group livestreaming platform for geeks and hobbyists. We are a one stop shop for anyone exploring and creating the fandom community.



Entrepreneur In Residence
digitalundivided
Feb 2018 – Present · 2 yrs 7 mos
Greater Atlanta Area

Currently mentoring 15 Black and Latinx women through customer discovery and MVP development.

Education



University of North Carolina at Charlotte
Bachelor of Science (B.S.)

2010 – 2014
Activities and Societies: Delta Sigma Theta Sorority, Incorporated

Skills & Endorsements

Social Media · 6

 Endorsed by **2 of Bee's colleagues at Quirktastic**

Management · 5

Angela R. and 4 connections have given endorsements for this skill

Public Speaking · 4

Angela R. and 3 connections have given endorsements for this skill

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Accomplishments

1 **Publication**
Quirktastic.co

